Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

November 26, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Stephen Kim

Re:	Akso Health Group Withdrawal of Amendment No.1 to Registration Statement on Form F-3 File No. 333-252434

Ladies and Gentlemen:

On behalf of Akso Health Group, a Cayman Islands exempted company (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Amendment No.1 to Registration Statement on Form F-3, together with all exhibits (File No. 333-252434), as filed with the U.S. Securities and Exchange Commission (“Commission”) on November 21, 2024 (“Registration Statement”) be withdrawn effective immediately.

It is the Company’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission.

Should you have any questions regarding this request for withdrawal, please contact our counsel Joan Wu, Esq. of Hunter Taubman Fischer & Li LLC at (212) 530-2208, respectively.

Very truly yours,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

cc:	Joan Wu, Esq. Hunter Taubman Fischer & Li LLC